Exhibit 99.15

CONSENT OF MALCOLM TITLEY

To:	United States Securities and Exchange Commission

Re:	Galiano Gold Inc. (the "Company") Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2019 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2020 (the "AIF"), and the Company's Management Discussion and Analysis for the years ended December 31, 2020 and 2019 (the "MD&A").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  "Asanko Gold Inc., National Instrument 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)" information as of February 15, 2020, effective December 31, 2019 and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF and the MD&A and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the MD&A.

Dated the 26th day of March, 2021.

Sincerely,

/s/ Malcolm Titley
_________________________________
Malcolm Titley,

BSc (Geology and Chemistry),

MAIG; MAusIMM